

December 23, 2011

<u>Via E-mail</u>
Mr. David B. Potts
Executive Vice President and Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Dr.
Suwanee, GA 30024

> **Re: Arris Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 000-31254**

Dear Mr. Potts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Industry Conditions, page 32</u>

1. In response to comment 1 from our fiscal 2009 Form 10-K comment letter dated May 6, 2010 you committed in future filings to "expand [your] discussion in [your] MD&A, to the extent practical, to more clearly address how known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on [your] financial condition or operating performance will impact [your] results of operations." We note, however, few revisions to the "Industry Conditions" section and no revisions which serve to clearly address how such trends will impact your results of operations. Confirm that you will address our prior comment in your fiscal 2011 Form 10-K and tell us how.

Financial Statements

Note 12. Goodwill and Intangible Assets, page 88

2. Please refer to your 2010 impairment analysis. We note that the MCS reporting unit valuation included the "probability weighted cash flows conditional upon favorable outcome of litigation the Company is currently pursuing against another Company." We also note that the MCS reporting unit was at risk of failing step one with the exclusion of such cash flows. Please tell us why the inclusion of such cash flows in the determination of the MCS reporting unit valuation was appropriate. Refer to your basis in the accounting literature. In addition, tell us the amount of impairment you would have recognized if the valuation excluded the assumed cash flows from a favorable outcome of the litigation.

Note 20. Summary Quarterly Consolidated Financial Information (unaudited), page 105

3. Please refer to footnote (1). Tell us in more detail the factors you considered in concluding that the error was immaterial under SAB Topic 1.M (SAB 99).

Definitive Proxy Statement Incorporated by Reference Into Part III

Executive Compensation, page 21

Key Considerations, page 23

4. In comment 4 to from our fiscal 2009 Form 10-K comment letter dated June 3, 2010, we noted your references to survey data and asked you to explain the nature of the data (e.g., what specific elements of compensation were reviewed) and to explain how this data was used in making determinations about any executive's compensation. In response you committed in future proxy statements to "either delete the references to the secondary data or, should the secondary data play a material role in the Compensation Committee's decisions, identify the source of the data (and the data's attributes) and how it was utilized." We note the presence of secondary data in your fiscal 2010 proxy statement, but without explanation. Please explain and tell us how you will comply with our prior comment in your fiscal 2011 proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director